

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

<u>Via E-mail</u>
Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

   Re: **Auxilio, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed March 31, 2010
       Definitive Proxy Statement on Schedule 14A
       Filed April 8, 2010
       Form 10-Q for the Quarterly Period Ended March 31, 2010
       Filed May 14, 2010
       Form 10-Q for the Quarterly Period Ended June 30, 2010
       Filed August 13, 2010
       Form 10-Q for the Quarterly Period Ended September 30, 2010
       Filed November 12, 2010
       File No. 000-27507

Dear Mr. Anthony:

  We have completed our review of your filings and have no further comments at this time.

       Sincerely,

       /s/ Jennifer Thompson

       Jennifer Thompson
       Branch Chief